IMC Announces Sales Agreement Signed by Focus Medical for $71.6 Million in Revenue and Gross Margin of 50%, Now $193.5 Million Under Binding Agreements

  PharmYarok entered into a three-year binding sales agreement with Focus Medical for 12,600kg of medical cannabis under the IMC brand

  PharmYarok to distribute IMC-branded product through its retail pharmacy and its leading e-commerce platform

  Binding sales agreements signed by Focus Medical now total 33,075kg in medical cannabis with expected consolidated revenue of $193.5 million at a gross margin of 50% over a three-year period starting in 2020

* Currency is in CAD$ unless specified otherwise

Toronto and Glil Yam, Israel, April 21, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical") has signed a binding three-year sales agreement for the sale of 12,600kg of IMC-branded medical cannabis (the "Sales Agreement") with Israeli-based PharmYarok Ltd. ("PharmYarok"). The Sales Agreement is expected to generate approximately $71.6 million in consolidated revenue to IMC over a three-year period beginning in 2021, with an expected gross margin of 50%.

"Over the last four weeks, six pharmacy groups representing over 260 retail pharmacies have signed binding agreements to carry IMC-branded products on their shelves. There is no such thing as an overnight success and the traction we are getting today is a direct result of the reputation that we have built over the last decade as a high quality medical cannabis brand," said Oren Shuster, Chief Executive Officer of IMC. "We still have a robust pipeline and are actively pursuing additional partners in existing markets while leveraging our reputation and know-how to enter new markets in Europe. IMC's reputation as a brand that physicians and patients can depend on has already resulted in contracted revenue of approximately $193.5  million over the next three years. But we are just getting started. Our ultimate objective is to solidify IMC as a household name in medical cannabis across Israel and Europe, while leveraging our asset-light model to drive shareholder returns."

Details of the Sales Agreement

The Sales Agreement was signed on April 21, 2020. Pursuant to the terms of the Sales Agreement, Focus Medical will supply PharmYarok with 12,600Kg of IMC-branded medical cannabis between 2021 and 2023 in equal annual volumes of 4,200kg, subject to PharmYarok meeting regulatory requirements. In addition to owning a leading medical cannabis e-commerce platform, PharmYarok will distribute IMC-branded products through its retail pharmacy.

Idan Elmaliach, founder of PharmYarok added, "Demand for medical cannabis is increasing every day across Israel and, to satisfy consumers, pharmacies must find a high quality, consistent supply of trusted products. IMC has long been a well-known and respected brand of medical cannabis across Israel, and we have full confidence in the success of our partnership."

Pharmacy Sales Agreements and Supply Agreements Announced in 2020

Focus Medical has now signed six sales agreements in the last four weeks for the distribution of IMC-branded medical cannabis products. Highlights of these agreements are as follows:

  Total consolidated revenue from all binding sales agreements expected to be $193.5 million with an expected gross margin of 50%;

  33,075kg in contracted sales between Q2 2020 and 2023, with 3,000kg under the sales agreements expected to reach pharmacies in 2020; and

  IMC-branded products to be on shelves in 47 pharmacies currently licensed to sell medical cannabis in Israel, with a total footprint of over 260 retail locations between all pharmacy partners, in addition to leading e-commerce and home delivery platforms.

To satisfy demand from the pharmacy sales agreements, Focus Medical has signed supply agreements with Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation, in addition to the current stated capacity from Focus Medical's facility in Sde Avraham. In total,  7,110kg of medical cannabis will be supplied in 2020 and a total of 31,260kg will be supplied between 2020 and 2023 for sale under the pharmacy sales agreements as IMC-branded products.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About PharmYarok Ltd.

PharmYarok was founded by Idan Elmaliach and employs a team of medical cannabis professionals with a range of expertise throughout the value chain. PharmYarok is comprised of one retail location and a leading e-commerce platform, both of which are supported by a call centre with professionals offering personalized advice and support for patients.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Sales Agreement and other previously announced Focus Medical sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to the Sales Agreement and other previously announced pharmacy sales agreements of Focus Medical over the next three years, the expected amount of medical cannabis to be delivered by Focus Medical under the Sales Agreement and other previously announced pharmacy sales agreements, the expected amount of medical cannabis to be sourced by Focus Medical from third party suppliers to meet demand under the sales agreements, the expected retail distribution plans for IMC-branded medical cannabis products and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca